Exhibit 1.3

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Wise Foods Chosen By Consumer Goods Technology as One of the Top 25 “SMB Fast Track” Companies

Leading snack food manufacturer recognized for leveraging the Ross OnePlan on-demand factory scheduler from CDC Software to drive growth

ATLANTA – Sept. 14, 2006 – Ross Systems, a global provider of enterprise software solutions and a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that its customer Wise Foods has been selected as one of Consumer Goods Technology’s top 25 “Small and Medium Size Business (SMB) Fast Track” companies for 2006. This award recognized the leading snack manufacturer for its use of the Ross OnePlan production scheduling applications to reduce inventory, increase service levels and accurately anticipate customer demand. The SMB Fast Track issue identifies companies with under $1 billion in sales for their superior use of technology to grow their business.

Until recently, Wise Foods, a maker of chips of other salty snacks, relied on manual methods for planning and production scheduling. Wise has an ERP system in place, but without an automated scheduling solution designed for process manufacturing and food processing requirements in particular, the company was still challenged by inventory issues affecting customer order commitments and bottom line profits. Wise decided to supplement its existing ERP system with the Ross OnePlan Factory Scheduler. OnePlan is an on-demand graphical production scheduling system that enables on-time product delivery at the lowest cost. OnePlan is delivered as a Software as a Service (SaaS) solution with a monthly subscription fee. Unlike traditional solutions, Wise Foods and other customers require no hardware, software or IT support to run OnePlan other than a standard PC and Web browser.

“Using the Ross OnePlan solution, we can instantly optimize our production schedules to ensure that we meet our highly variable customer demand at the lowest possible cost,” said Neil Bixler, director of Management Information Systems for Wise Foods. “By creating a single, automated view of our plans and schedules, critical decision information is now readily available to everyone — from plant floor managers to the executives in corporate.”

After using Ross Systems OnePlan Factory Scheduler for only one month, Wise Foods reduced inventory by 40,000 cases, improved service-to-sales level to 99.6 percent, and reduced short shipments from thousands of cases per day to just a handful.

“As specialists in the food industry, we’re providing the software applications needed to address the unique challenges faced by Wise Foods and other rapidly growing food processors,” said Beth Berndt, director of industry solutions at Ross, focused on the food and beverage sector. “Our software is built on a highly flexible, Web-based architecture, which enables factory plans and schedules to be quickly updated to match the speed of the business. The CGT award and recognition of the achievements at Wise Foods is a reflection of our commitment to customer success and we are honored to assist a truly innovative company in the consumer goods market.”

About Wise Foods

Wise Foods, Inc., is one of the premier regional salty snack companies in the United States. Founded in 1921, the company is one of the largest manufacturers of potato chips and salty snacks, with the number two or three market position in 21 eastern states from Florida to Maine. The company manufactures and sells a full line of salty snack products under some of the most recognizable brand names in the salty snack food industry, including WISE® and CHEEZ DOODLES® and NY DELI®.

For more information about Wise Foods, Inc. please visit the website www.wisesnacks.com.

About Ross Systems
Ross Systems, Inc., a division of CDC Software, the software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

For more information about Ross Systems please visit the website www.rossinc.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information about CDC Software, please visit the website www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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